UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67533

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/20

 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **LockeBridge Partners, Inc**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Van de Graaff Drive

(No. and Street)

Burlington	MA	01803
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Beaton: 603-502-9677,   Scott Waxler: 978-764-0727

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle & Bond, PLLC

(Name – *if individual, state last, first, middle name*)

1928 Jackson Lane	China Spring	TX	76633
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Waxler _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

LockeBridge Partners, Inc _____ , as

of December 31 _____ , 20 20 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



SALLY W. EASTMAN
Notary Public, Commonwealth of Massachusetts
My Commission Expires July 18, 2025



_____
Signature

Managing Partner
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [✓] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LockeBridge Partners, Inc.

Financial Statements
And Supplemental Information

For the Year Ended December 31, 2020

LOCKEBRIDGE PARTNERS, INC.

CONTENTS

LockeBridge Partners, Inc.

Independent Auditor's Opinion

For the Year-ended December 31, 2020



TuttleBond
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Director and Shareholder of LockeBridge Partners, Inc.

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of LockeBridge Partners, Inc. (the "Company") as of December 31, 2020, and the related statements of operations, stockholder's equity and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

TUTTLE & BOND, PPLC
Tuttle Bond, PLLC

China Spring, Texas
February 23, 2021

We have served as the LockeBridge Partners, Inc.'s auditor since 2020.

Page 4 of 15

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com

LockeBridge Partners, Inc.

Statement of Financial Condition

December 31, 2020

ASSETS

Cash	$	21,945
CRD Account		268
TOTAL ASSETS		**22,213**

LIABILITIES & STOCKHOLDER'S EQUITY

Liabilities

Accrued Expenses		3,360
Total Liabilities		**3,360**

Stockholder's Equity

Common Stock		20
$.01 par value, 2,000 shares authorized, issued and outstanding		
Additional Paid In Capital		157,985
Retained Earnings		-122,671
Net Income		-16,481
Total Stockholder's Equity		**18,853**
TOTAL LIABILITIES & EQUITY	$	**22,213**

The accompanying notes are an integral part of these financial statements

LockeBridge Partners, Inc.
Statement of Operations
December 31, 2020

Revenue	$	-
Expenses		
Professional Fees		10,900
Rental Expense		2,400
Licensing & Registration		3,181
Total Expenses		**16,481**
Net Loss		**$ (16,481.00)**

The accompanying notes are an integral part of these financial statements

LockeBridge Partners, Inc.

Statement of Changes in Stockholder Equity

For the Year Ended December 31, 2020

	Common Stock		Additional Paid-in Capital		Accumlated Deficit		Total Stockholder's Equity
	Shares	Amount					
Balance at January 1, 2020	2,000	$ 20	$ 130,985	$	(122,671)	$	8,334
Capital Contribution	-	-	27,000		-	$	27,000
Net Loss	-	-	-		(16,481)	$	(16,481)
Balance at December 31, 2020	2,000	$ 20	$ 157,985	$	(139,152)	$	18,853

The accompanying notes are an integral part of these financial statements

LockeBridge Partners, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss $ (16,481)

CHANGES IN OPERATING ASSETS AND LIABILITIES
Accrued Expenses (1,450)
NET CASH USED IN OPERATING ACTIVITIES (17,931)

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES
Capital Contribution 27,000
NET DECREASE IN CASH 9,069

CASH BEGINNING OF YEAR 13,145

CASH END OF YEAR $ 22,213

The accompanying notes are an integral part of these financial statements

LOCKEBRIDGE PARTNERS, INC.
NOTES TO THE FINANCIAL STATEMENTS
Year Ended December 31, 2020

1. **Nature of Operations**
   LockeBridge Partners, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the SPIC and the Financial Industry Regulatory Authority, Inc (FINRA). The Company engages in capital raising, brokering the sale and purchase of businesses and business consulting services.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation and Use of Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Subsequent Events
   Management has evaluated subsequent events through February 23, 2021 which is the date these financial statements were available to be issued. There have been no material subsequent events that would require disclosure or would be required to be recognized in the financial statements as of December 31, 2020.

   Cash
   Cash includes cash held with a financial institution and with a central registration depository ("CRD") account with FINRA.

   Revenue Recognition
   The Company enters into contracts with customers calling for consulting fees and commissions to be paid according to specific payment terms, as defined.   The Company, upon commencement of generating revenue, will recognize such revenue under ASC Topic 606, Revenue from Contracts with Customers. Specifically, the Company recognizes revenue from retainers and engagement fees on a percent completion basis and contingent success based fees are recognized upon payment. There were no customers in 2020 and so no revenue was recognized.

   Income Taxes
   The Company has elected to be treated as an S Corporation for both federal and state tax purposes whereby the stockholder reports all income and losses in his individual tax return. Accordingly, the accompanying financial statement reflect no provision for income taxes. The Company's income tax returns are subject to examination by taxing authorities, generally for three years after they were filed.

3. **Subordinated Liabilities**
   The Company did not have any subordinated liabilities at any time during the year ended December 31, 2020.

LOCKEBRIDGE PARTNERS, INC.
NOTES TO THE FINANCIAL STATEMENTS
Year Ended December 31, 2020

4. **Net Capital Requirements**

As a broker-dealer the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020 the Company had net capital of $18,853 which was $13,853 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.18 to 1 as of December 31, 2020.

5. **Related Party Transactions**

The Company is collocated with a sister entity, LockeBridge, LLC (the "LLC"). Under a Management Services Agreement ("MSA") dated July 1, 2018 the LLC provides certain services to the relating to the use of its facilities. These amounts are monthly and are subject to periodic review. During the year ended December 31, 2020 the Company paid $2,400 to the LLC classified as rental expense in the statement of operations.

6. **Guarantees, Contingencies and Commitments**

The Company has made no guarantees, does not have any pending lawsuits or arbitration claims, and has no commitments.

LOCKEBRIDGE PARTNERS, INC.
SCHEDULE I, COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
December 31, 2020

Capital:

Total Stockholders Equity		$ 18,853

Minimum Net Capitall Requirement

6 2/3% x aggregrate indebtedness	$ 224	
or minimum dollar capital requirement	5,000	5,000
Excess net capital		$ 13,853
Aggregrate Indebtedness		$ 3,360
Ratio of aggregrate indebtedness to net capital		.18 to 1

There are no material differences between this computation of net capital above and the amount reported on the December 31, 2020 unaudited Part IIA FOCUS report filing.

See report of independent registered public accounting firm.

LOCKEBRIDGE PARTNERS, INC.
Schedule II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
Under Rule 15c3-3 (Exemption)
December 31, 2020

The Company is exempt from the reserve requirements pursuant to Rule 15c3-3 under paragraph (k)(2)(i).

See report of independent registered public accounting firm.

LOCKEBRIDGE PARTNERS, INC.
Schedule III
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
Under Rule 15c3-3 (Exemption)
December 31, 2020

Information relating to possession or control requirements is not applicable to LockeBridge Partners, Inc. as qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See report of independent registered public accounting firm.



Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2020

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(2)(i)

Scott Waxler
LockeBridge Partners, Inc.
1 Van de Graff Drive, #201
Burlington, MA 01803

Dear Scott Waxler:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which LockeBridge Partners, Inc. identified 15c3-3(k)(2)(i) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. LockeBridge Partners, Inc. stated that it has met the 15c3-3(k)(2)(i) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. LockeBridge Partners, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about LockeBridge Partners, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

TUTTLE & BOND, PPLC

Tuttle Bond, PLLC

China Spring, Texas
February 23, 2021

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com

Assertions Regarding Exemption Provisions

I, as a member of management of LockeBridge Partners, Inc. (the "Company"), am responsible for compliance with the annual reporting requirements under Rule 17a-4 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities and Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). Pursuant to that requirement, the management of the Company hereby makes the following assertions.

Identified Exemption Provision:

The Company claims exemption from the custody and reserve requirement provisions of 17 C.F.R §240.15c3-3(k) by operating under the exemption provided by 17 C.F.R §240.15c3-3(k)(2)(i).

Statement Regarding Exemption Provision:

The Company met the identified exemption provision without exception throughout the year ended December 31, 2020.

LockeBridge Partners, Inc.

By:

Scott Waxler

_____
Scott Waxler, President

February 23, 2021